UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


TR-1(i):             NOTIFICATION OF MAJOR INTERESTS IN SHARES



(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Pearson plc


2. Reason for the notification (please tick the appropriate box or boxes):


An acquisition or disposal of voting rights:                               ( X )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )


An event changing the breakdown of voting rights:                          (   )


Other (please specify):                                                    (   )




3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries



4. Full name of shareholder(s) (if different from 3.) (iv):


Registered Holder:

BNY Norwich Union Nominees Limited      5,278,404*

BT Globenet Nominees Limited                9,588*

Chase GA Group Nominees Limited        13,234,228*

Chase Nominees Limited                  1,206,666*

CUIM Nominees Limited                   4,489,381*

Vidacos Nominees Limited                  185,741*



* donates direct interest



5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

16 October 2007



6. Date on which issuer notified:

17 October 2007



7. Threshold(s) that is/are crossed or reached:

2% to 3% change at Direct Interest Level.




8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
                                the Triggering
if possible using the           transaction (vi)
ISIN CODE
                       Number of shares       Number of voting Rights
                                              (viii)

Ordinary Shares

GB0006776081           <3%                    <3%






Resulting situation after the triggering transaction (vii)

Class/type of shares    Number of shares    Number of voting rights      % of voting rights
                                            (ix)
if possible using
the ISIN CODE
                        Direct              Direct (x)  Indirect (xi)    Direct    Indirect

Ordinary Shares

GB0006776081            24,404,008          24,404,008  Not              3.02%     Not
                                                        Disclosable                Disclosable







B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Date  Exercise/Conversion Number of voting    % of voting
financial   (xiii)           Period/ Date (xiv)  rights that may be  rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

                                     N/A





Total (A+B)

Number of voting rights       % of voting rights

24,404,008                    3.02%





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


                             See Section 4






Proxy Voting:

10. Name of the proxy holder:

See Section 4



11. Number of voting rights proxy holder will cease to hold:




12. Date on which proxy holder will cease to hold voting rights:




13. Additional information:

Figures are based on a total number of voting rights of 807,954,077





14. Contact name:

Neil Whittaker



15. Contact telephone number:

01603 684420






                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 18 October, 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary